Room 4561

June 10, 2008

Gary Koren
Chairman, Chief Executive Officer and President
SecureLogic Corp.
43 Hamelacha Street
Netanya 42505, Israel

> **Re:** **SecureLogic Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 2, 2008**
> **File No. 0-28099**

Dear Mr. Koren:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comment below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The actions discussed in your filing appear to fall within Item 14(a)(4) of Schedule 14A. Please advise us why you have not provided financial information about your company pursuant to Item 14(c)(1) and pro forma financial information showing the effect of the transaction on your company pursuant to Item 14(b)(11). For additional guidance, please see Interpretation H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2000. Please note that while Interpretation H.6 addresses itself to proxy materials soliciting votes with respect to an asset sale, it also applies to information statements distributed in lieu of a shareholder meeting. See Item 1 of Schedule 14C, which requires companies to

furnish in their preliminary information statement all the information called for by all of the items of Schedule 14A which would be applicable to any matter to be acted upon at a shareholder meeting if proxies were to be solicited in connection with the meeting.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director